Exhibit F

Subject: Important Notice Regarding the Stock Option Repurchase Offer for Cash

Dear PLX Employee:

We wanted to send you this notice to remind you that the deadline of May 1, 2009 (12:00 Midnight, Eastern Standard Time) is approaching for you to elect to participate in the stock option repurchase program. If you wish to participate in the offer to tender your eligible options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on March 31, 2009 (the “Offering Materials”), you must complete a paper election form and return it to Vikki La at the Company via hand delivery, email at vla@plxtech.com or facsimile at 408-328-3598. To obtain a paper election form, please contact Vikki La at vla@plxtech.com or Arthur Whipple at awhipple@plxtech.com.

Your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms. Questions about the offer should be made by email to Vikki La at vla@plxtech.com or to Arthur Whipple at awhipple@plxtech.com. We will attempt to respond to all questions.